UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Giant Interactive Group Inc.

(Name of Issuer)

Ordinary Shares*

(Title of Class of Securities)

374511103**

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 1 ordinary share.

**	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the
Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 374511103	SCHEDULE 13G	Page 2 of 9 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Yuzhu Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 131,228,540¹
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 131,228,540
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,228,540
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 57.55%²
12	TYPE OF REPORTING PERSON* IN

1
Includes (i) 102,000,000 ordinary shares held by Union Sky Holding Group Limited, a company owned by Mr. Yuzhu Shi; and (ii) 24,690,687 ordinary shares and 4,537,853 American Depository Shares (“ADSs”) held by Vogel Holding Group Limited, a company owned by Yuzhu Shi’s daughter, Ms. Jing Shi, for which Mr. Shi exercises sole voting and dispositive power.

2
Percentage ownership reported based on 228,019,412 shares represented by the Issuer as outstanding as of December 31, 2010, and does not include 34,002,085 ADSs repurchased by the Issuer and 1,089,129 unissued shares under the Issuer’s 2007 performance incentive plan.

CUSIP No. 374511103	SCHEDULE 13G	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Union Sky Holding Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 102,000,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 102,000,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 102,000,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 44.73%¹
12	TYPE OF REPORTING PERSON* CO

1
Percentage ownership reported based on 228,019,412 shares represented by the Issuer as outstanding as of December 31, 2010, and does not include 34,002,085 ADSs repurchased by the Issuer and 1,089,129 unissued shares under the Issuer’s 2007 performance incentive plan.

CUSIP No. 374511103	SCHEDULE 13G	Page 4 of 9 Pages

1	NAMES OF REPORTING PERSONS/ I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Vogel Holding Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b )☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 29,228,540
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 29,228,540
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,228,540
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.82%¹
12	TYPE OF REPORTING PERSON* CO

1
Percentage ownership reported based on 228,019,412 shares represented by the Issuer as outstanding as of December 31, 2010, and does not include 34,002,085 ADSs repurchased by the Issuer and 1,089,129 unissued shares under the Issuer’s 2007 performance incentive plan.

CUSIP No. 374511103	SCHEDULE 13G	Page 5 of 9 Pages

Item 1	(a)	Name of Issuer:
Giant Interactive Group Inc. (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:
2/F No. 29 Building, 396 Guilin Road, Shanghai, 200233, People’s Republic of China

Item 2	(a)	Name of Person Filing:
Yuzhu Shi
Union Sky Holding Group Limited
Vogel Holding Group Limited

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship
Yuzhu Shi
c/o Giant Interactive Group Inc.
2/F No. 29 Building
396 Guilin Road
Shanghai, 200233
People’s Republic of China

Union Sky Holding Group Limited
P.O. Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands

Vogel Holding Group Limited
P.O. Box 957
Offshore Incorporations Centre
Road Town, Tortola
British Virgin Islands

Item 2	(c)	Citizenship
Yuzhu Shi - People’s Republic of China
Union Sky Holding Group Limited - British Virgin Islands
Vogel Holding Group Limited - British Virgin Islands

Item 2	(d)	Title of Class of Securities:
Ordinary shares, par value US$0.0000002

Item 2	(e)	CUSIP Number:
374511103

CUSIP No. 374511103	SCHEDULE 13G	Page 6 of 9 Pages

Item 2	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):
Not applicable.

Item 4.	Ownership
(a) Amount Beneficially Owned:

				Shared	Sole power to
			Sole power	power to	dispose or to	Shared power
	Amount		to vote or	vote or	direct the	to dispose or to
	beneficially	Percent	direct	to direct	disposition	direct the
Reporting Person	owned:	of class:	the vote:	the vote:	of:	disposition of:
Yuzhu Shi	131,228,540	57.55%	131,228,540	0	131,228,540	0
	ordinary		ordinary		ordinary
	shares		shares		shares
Union Sky Holding Group Limited	102,000,000	44.73%	102,000,000	0	102,000,000	0
	ordinary		ordinary		ordinary
	shares		shares		shares
Vogel Holding Group Limited	29,228,540	12.82%	29,228,540	0	29,228,540	0
	ordinary		ordinary		ordinary
	shares		shares		shares

Percentage ownership reported based on 228,019,412 shares represented by the Issuer as outstanding as of December 31, 2010, and does not include 34,002,085 ADSs repurchased by the Issuer and 1,089,129 unissued shares under the Issuer’s 2007 performance incentive plan.

Union Sky Holding Group Limited is the record owner of 102,000,000 ordinary shares of the Issuer. Yuzhu Shi is the sole shareholder of Union Sky Holding Group Limited, and thereby may be deemed to beneficially own all of the shares held by Union Sky Holding Group Limited.

Vogel Holding Group Limited is the record owner of 29,228,540 ordinary shares of the Issuer. Vogel Holding Group Limited is owned by Mr. Shi’s daughter, Ms. Jing Shi. However, Mr. Shi exercises sole voting power and dispositive power for the shares, and thereby may be deemed to beneficially own all of the shares held by Vogel Holding Group Limited.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Pers on
Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certifications
Not applicable.

CUSIP No. 374511103	SCHEDULE 13G	Page 7 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In addition, by signing below, the undersigned agrees that this Schedule 13G may be filed jointly on behalf of each of the Reporting Persons.

Dated: January 25, 2011

Yuzhu Shi /s/ Yuzhu Shi

Union Sky Holding Group Limited

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Vogel Holding Group Limited

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Authorized Signatory

CUSIP No. 374511103	SCHEDULE 13G	Page 8 of 9 Pages

LIST OF EXHIBITS

Exhibit No.	Description
A	Joint Filing Agreement

CUSIP No. 374511103	SCHEDULE 13G	Page 9 of 9 Pages

EXHIBIT A

Joint Filing Agreement

In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the ordinary shares, par value US$0.0000002, of Giant Interactive Group Inc., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which, taken together, shall constitute one and the same instrument.

Yuzhu Shi /s/ Yuzhu Shi

Union Sky Holding Group Limited

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Vogel Holding Group Limited

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Authorized Signatory